July 8, 2005

VIA EDGAR AND OVERNIGHT COURIER

Mr. Barry Stern
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 7010
Washington, DC 20549


Re:  Empire Resources, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
          Filed March 31, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
          Filed May 16, 2005
     File No. 1-12127
     -------------------------------------------------

Dear Mr. Stern:

This letter is submitted by Empire Resources Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission raised in your letter of June 27, 2005 to Sandra Kahn, Chief Financial Officer of the Company (the "Comment Letter"). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.


Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Financial Statements, page F-1
------------------------------

Note B, Summary of Significant Accounting Policies, page F-6
------------------------------------------------------------

(2) Revenue Recognition, page F-6
---------------------------------

Comment 1:

We note from disclosure on pages 6 and 16 that you store materials in a warehouse for release to customers on a just-in-time delivery basis. Explain to us how this policy impacts your revenue recognition.

Response 1:
-----------

     Typically, the Company purchases product pursuant to a specific order from a customer. The Company provides for products to be stored in warehouse facilities for release to its customers on a just-in-time basis. The Company does not recognize revenue for product while it is stored in its warehouse facilities. The Company will only recognize revenue at the point in time when the product has been shipped, title and risk of loss has been transferred to the customer, persuasive

Mr. Barry Stern
Securities and Exchange Commission
July 8, 2005
Page 2

     evidence of an arrangement exists, the price is fixed and determinable, and collectibility of the resulting receivable is reasonably assured.

Exhibit 31.1 and 31.2
---------------------

Comment 2:

Please use the language in the certification form that is consistent with the example provided in Item 601(b)(31) of Regulation S-K.

Response 2:
-----------

     In response to the Staff's comment, the Company will revise its future certifications to update the cross-reference to the definition of "disclosure controls and procedure" to Exchange Act Rules 13a-15(e) and 15d-15(e).

                                    * * * * *

As requested in the Comment Letter, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (201) 944-2200 x134.

Very truly yours,

/s/ Sandra Kahn

Sandra Kahn


cc:  Kimberly Calder
     Securities and Exchange Commission
     Daniel R. Kaplan
     Goodwin Procter LLP